UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

UMB Financial Corporation

(Exact Name of Registrant as Specified in its Charter)

Missouri	43-0903811
(State or incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Grand Boulevard

Kansas City, Missouri 64106

(816) 860-7000

(Address of principal executive offices and zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $1.00 Par Value	The NASDAQ Global Select Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act: None.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

The Restated Articles of Incorporation (the “Articles”) of UMB Financial Corporation (the “Company,” “our,” “we,” or “us”) authorizes the Company to issue up to 80,000,000 shares of common stock, par value $1.00 per share and 1,000,000 shares of preferred stock, par value $0.01 per share. At April 27, 2018, approximately 50,057,311 shares of common stock were outstanding and no shares of preferred stock were outstanding.

Common Stock

The holders of our common stock are entitled to receive such dividends as our Board of Directors (“Board”) may from time to time declare out of assets legally available for that purpose, subject to any rights of the holders of our preferred stock. Our ability to pay dividends depends primarily upon the ability of our subsidiaries to pay dividends or otherwise make distributions to us.

Subject to the prior rights of any preferred shareholders, common shareholders have all voting rights on matters that are required or decided to be submitted to them under applicable law or our governing documents. Except in the election of directors, each common shareholder has one vote for each share of stock in that person’s name on our books as of the record date, unless otherwise provided by applicable law. In the election of directors, except as otherwise provided by applicable law, each common shareholder has the right to cast a total number of votes equal to the holder’s number of shares as of the record date multiplied by the number of directors to be elected, and the votes may be cast for one director candidate or distributed among two or more director candidates. In any matter other than the election of directors, every decision of a majority of the shares of common stock cast at a meeting at which a quorum is present is valid as an act of the shareholders, unless a larger vote is required by applicable law or our governing documents. Directors are elected by a plurality of the votes of the shares entitled to vote on the election of the directors and represented in person or by proxy at a meeting at which a quorum is present.

In an uncontested election of directors (that is, an election where the number of properly nominated director candidates does not exceed the number of directors to be elected), if any director receives a greater number of votes withheld than for, under our Corporate Governance Guidelines, the affected director is expected to promptly submit a letter of resignation to the Chair of our Corporate Governance & Nominating Committee and the Chair of our Board, specifying that the resignation will become effective upon acceptance by the Board. If the letter of resignation is accepted, the Board may fill the vacancy in compliance with the Bylaws and the Corporate Governance Guidelines or may leave the seat vacant and, if necessary or appropriate, amend the Bylaws to reduce the size of the Board. If the letter of resignation is rejected, the director will continue to serve in that capacity.

In the event of any dissolution or liquidation or winding up of the Company, common shareholders are entitled to receive our net assets that remain after we have paid or provided for all of our liabilities and all of the preferential amounts to which any preferred shareholders are entitled.

The holders of our common stock do not have any preemptive or preferential rights to subscribe for or purchase any part of any new or additional issue of stock or securities convertible into stock. Our common stock does not contain any redemption provisions or conversion rights.

Computershare Trust Company, N.A. currently acts as transfer agent and registrar for our common stock.

The common stock of UMB Financial Corporation is listed on NASDAQ under the symbol “UMBF.”

Preferred Stock

Under our Articles, our Board is authorized, subject to limitations under applicable law, to provide for the issuance of shares of preferred stock in series, and by compliance with the applicable law of Missouri, to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The authority of our Board with respect to each series includes, but is not limited to, determination of the following:

•	The number of shares to constitute such series (which number may at any time, or from time to time, be increased or decreased by the Board, notwithstanding that shares of the series may be outstanding at the time of such increase or decrease, unless the Board shall have otherwise provided in creating such series) and the distinctive designation thereof;

•	The dividend rate on the shares of such series, whether or not dividends on the shares of such series will be cumulative, and the date or dates, if any, from which dividends thereon will be cumulative;

•	Whether or not the shares of such series will be redeemable, and, if redeemable, the date or dates upon or after which they will be redeemable, the amount per share payable thereon in the case of the redemption (which amount will be, in the case of each share, not less than its preference upon involuntary liquidation, plus an amount equal to all dividends thereon accrued and unpaid, whether or not earned or declared and which amount may vary at different redemption dates or otherwise as permitted by law) and whether such series may be redeemed for cash, property or rights, including our securities or securities of another corporation;

•	The right, if any, of holders of such series to convert the same into, or exchange the same for, common stock or other securities, and the terms and conditions of such conversion or exchange, as well as any provisions for adjustment of the conversion rate in such events as the Board will determine;

•	Whether the holders of shares of such series will have voting power, in addition to the voting powers provided by law, and if such additional voting power is established, to fix the extent thereof;

•	Whether such series will have a sinking fund for the redemption or repurchase of shares of that series, and, if so, the terms and amount of such sinking fund;

•	The rights of the shares of such series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series; and

•	Any other rights and privileges and any qualifications, limitations or restrictions of such rights and privileges of such series; provided, however, that the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, so fixed by the Board will not conflict with the Articles or with the resolution or resolutions adopted by the Board, providing for the issue of any series of preferred stock for which there are then shares outstanding.

The rights of common shareholders will be subject to, and may be adversely affected by, the rights of any preferred shareholders for preferred shares that we may issue in the future.

Anti-Takeover Matters

Provisions of the Articles and Bylaws may have the effect of delaying, deferring or preventing a change in control of the Company. Among other things, the Articles allows the Board to issue shares of preferred stock in various series and the Bylaws impose certain procedural requirements on stockholders who wish to make nominations for the election of directors or propose other actions at meetings of shareholders. These provisions, alone or in combination with each other, may discourage transactions involving actual or potential changes in control of the Company, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of common stock.

Item 2.	Exhibits.

The following exhibits are filed herewith:

Exhibit
No.	Description

3.1	Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and filed with the Securities and Exchange Commission on May 9, 2006).

3.2	Bylaws, amended as of October 28, 2014 (incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 and filed with the Securities and Exchange Commission on August 2, 2016).

4.1	Form of Certificate for shares of Common Stock, filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

UMB Financial Corporation

By:	/s/ Ram Shankar
Name:	Ram Shankar
Title:	Chief Financial Officer

Date: May 1, 2018